Exhibit 4.12

Ogilvy & Mather ERISA Excess Plan

This is the Ogilvy & Mather ERISA Excess Plan (the “ERISA Excess Plan”). The ERISA Excess Plan was established by Ogilvy & Mather to provide “make whole” benefits to employees whose benefits under the Account Balance Plan are limited by law.

You should read this carefully, referring here first when you have any questions about the ERISA Excess Plan (there is a glossary of terms on the last page). If you have any questions or if you need further information, you may contact the Director of Benefits, at Ogilvy & Mather, 309 West 49th Street, New York, NY 10019, 212-237-6560.

Amended and restated effective as of January 1, 2008, unless otherwise provided herein.

EE5-1

How Does the Plan Work?

Section 401(a)(17) of the Code imposes limits on the amount of benefits that can be provided under an employer’s “qualified plan.” For example, under the Account Balance Plan (a qualified plan), accounts of eligible employees receive a contribution from The Ogilvy Group, Inc. (the “Company”) of 10% of their annual eligible compensation (as defined in the Account Balance Plan, generally including salary or base pay and certain pre-tax employee contributions to Company-sponsored benefit plans); however, by law, only compensation up to a designated maximum per year ($230,000 for 2008) can be taken into account when making the contribution. So, the maximum contribution any employee’s account can receive under the Account Balance Plan in 2008 is $23,000 (10% of $230,000).

The annual compensation limit is increased from time to time by the IRS to reflect cost of living increases. However, effective as of January 1, 2009, the eligible compensation limit that may be taken into account under the Account Balance Plan has been fixed at $230,000, which is the 2008 qualified plan compensation limit. Thus, although the IRS limit on eligible compensation that may be taken into account under the Account Balance Plan will increase to $245,000 in 2009, the terms of the Account Balance Plan limit includible compensation in 2009 and future years to $230,000.

The ERISA Excess Plan provides employees who earn more than the designated maximum compensation ($230,000 in 2009 and future years) with a “make whole” contribution from the Company of 10% of their eligible compensation that is above the designated maximum. (If you are not eligible to participate in the Account Balance Plan, you are not eligible for a contribution under the ERISA Excess Plan.)

It should be noted that the ERISA Excess Plan is a form of “nonqualified plan,” which is a promise by an employer to participants to pay income, at some future date, for services performed currently. The contributions the

Company makes on your behalf to the ERISA Excess Plan are sheltered from immediate income taxes (but not FICA taxes), by deferring the payment of taxes until you receive a distribution from the Plan, which will be on a Termination of Employment (as defined below in “When Will I Be Entitled To Receive My Benefit?”). All future deferred income payments are subject to income tax withholding.

It is important to note that contributions to this ERISA Excess Plan will not begin until you have earned the maximum compensation limit designated by the Plan for the plan year ($230,000 in 2009 and future years).

Am I Eligible to Participate?

For periods prior to January 1, 2009, all employees who had eligible compensation under the Account Balance Plan in excess of the maximum compensation limit set by the IRS (for 2008, $230,000) and who were eligible to participate in the Account Balance Plan were automatically enrolled in the ERISA Excess Plan (i.e., became participants). Notwithstanding any provision of the ERISA Excess Plan to the contrary, no employee shall be newly enrolled in or become eligible for the ERISA Excess Plan after December 31, 2008. If you were enrolled in the ERISA Excess Plan prior to January 1, 2009, you will remain a participant in the Plan until your benefits are fully paid out under the terms hereof.

How Are Contributions Recorded?

Under the ERISA Excess Plan, the Company will record a contribution for you at the end of each plan year equal to 10% of your annual eligible compensation above the maximum compensation limit that is taken into account under the Account Balance Plan (limited by amendment to $230,000 for all periods on or after January 1, 2009).

Effective as of January 1, 2009, your account earns interest at two different rates. Contributions to your ERISA Excess Plan account that are made with respect to your eligible compensation in excess of $230,000, but equal to or less than the IRS compensation limit

EE5-2

($245,000 in 2009), are credited monthly with the annual interest rate applicable under the Account Balance Plan. Contributions to your ERISA Excess Plan account that are made with respect to your eligible compensation in excess of the IRS compensation limit ($245,000 in 2009) and your accumulated balance as of December 31, 2008 are credited with interest at the prime rate, as determined at the beginning of each month (compounded monthly). If you are not entitled to a contribution in any plan year (for example, if your eligible compensation falls below the maximum compensation limit designated by the IRS for that plan year), your account balance will continue to be credited with interest as described above until it is distributed to you.

The ERISA Excess Plan is intended to be an unfunded unsecured plan maintained by the Company primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees pursuant to ERISA Sections 201(2), 301(a)(3) and 401(a)(1). An entry is made in a Company ledger showing that you were owed contributions by the Company to be paid at a later date. The interest earnings are recorded in the same ledger.

Benefits under the ERISA Excess Plan are paid out of the Company’s general assets and are therefore not protected from claims by the Company’s creditors. There is no trust and nothing contained in this ERISA Excess Plan or any action taken with respect to the plan provisions is intended to create a trust of any kind. You are relying on the Company’s promise to pay the ERISA Excess Plan’s benefits in the future. Should the Company become insolvent or bankrupt, you would have no greater rights to your ERISA Excess Plan benefits than a general unsecured creditor.

When Will I Be Entitled to Receive My Benefit?

For distributions paid on and after January 1, 2008, you must have three (3) years of employment with the Company (or an affiliate) in order to be entitled to a benefit from this ERISA Excess Plan. If you incur a Termination of Employment (as defined below) before you have three (3) years of employment, you will forfeit your benefit under the ERISA Excess Plan.

You will receive a distribution of your ERISA Excess Plan benefits when you are no longer employed by the Company or one of its affiliates and such event constitutes a “separation from service” within the meaning of Section 409A (such event, a “Termination of Employment”). Interest (as described in “How Are Contributions Recorded?”) will continue to accrue for periods prior to your Termination of Employment.

The distributed benefits are included in your gross income in the year in which they are received and are subject to income tax withholding.

How Will My Benefit Be Paid?

No withdrawals are permitted from the ERISA Excess Plan while you are still an active Company (or an affiliate) employee and no loans are permitted at any time. If you experience a Termination of Employment, your benefit will be paid to you in a lump sum on the semi-monthly payroll date closest to the sixtieth day following your termination date (subject to income tax withholding). However, if you are a “specified employee” for purposes of Section 409A (as defined below), such lump sum payment will be made on the semi-monthly payroll date immediately following the six-month anniversary of your Termination of Employment.

What Happens If I Die?

If you die before receiving your entire benefit from the ERISA Excess Plan, your entire benefit will be paid to the Beneficiary you have designated to receive your Account Balance Plan benefit. The payment will be paid to your designated Beneficiary in one lump sum on the semi-monthly payroll date closest to the sixtieth day following your death. You may, from time to time, revoke or change your Beneficiary designation by filing a new designation with the Company.

EE5-3

The last Beneficiary designation received by the Company will be controlling. No designation, change or revocation of a Beneficiary designation will be effective unless received by the Company prior to your death. If no such Beneficiary designation is in effect at the time of your death, or if no designated Beneficiary survives you, the payment of any ERISA Excess Plan benefits, upon your death, will be made to your surviving spouse, or if you have no surviving spouse, to your children, or if you have no children, to the legal representative of your estate. The benefits will be paid to such persons or your estate in one lump sum on the semi-monthly payroll date closest to the sixtieth day following your death.

What Else Should I Know?

Incompetent Payee

If anyone entitled to a benefit becomes legally incapacitated or is otherwise unable to manage his or her financial affairs, the Company may pay his or her benefit to someone else (such as a named Beneficiary or duly appointed representative or guardian) for the benefit of that person.

Employment Rights Not Implied

Participation in the ERISA Excess Plan neither gives an employee the right to be retained in the employ of the Company, nor guarantees his or her rights or claim to any benefit except as specified in the Plan.

Interpretation

The Company shall have full power and authority to interpret and administer the ERISA Excess Plan. The Company’s interpretation and construction of any provision or action taken under the ERISA Excess Plan shall be binding and conclusive on all persons for all purposes.

Section 409A

Although the Company makes no guarantee with respect to the treatment of payments under the ERISA Excess Plan and shall not be responsible in any event with regard to the

ERISA Excess Plan’s compliance with Section 409A (as defined below), the ERISA Excess Plan is intended to comply with or be exempt from Section 409A of the Code and any regulations or official guidance relating thereto (collectively, “Section 409A”). Accordingly, and notwithstanding any provision of the ERISA Excess Plan to the contrary, if the ERISA Excess Plan should fail to comply with Section 409A, then the Company shall be empowered to take any actions necessary so as to administer the ERISA Excess Plan in good faith compliance with Section 409A.

Claims Procedures

Initial Claims

If you or your Beneficiary do not receive a benefit to which you believe you are entitled, you or your Beneficiary can file a written claim with the Company. The Company will provide you or your Beneficiary with the necessary information and make all determinations as to the right of any person to a disputed benefit. Your claim will be processed within 90 days (in special circumstances, this period may be extended for an additional 90 days by written notice to you). If your claim has been denied, you will be notified in writing and such notification will include the reasons for the denial, specific references to pertinent Plan provisions, and a description of any additional material or information regarding your claim.

Disputed Claims

If you are dissatisfied with any decision on your claim, you have the right to request, in writing, a review of the decision. You also have the right to review pertinent documents and to submit issues and comments in writing. A request for review, giving the reason the decision is believed to be in error, must be made not later than 60 days after a decision on a claim is received.

All requests for review of determinations under the ERISA Excess Plan should be addressed to the Company at the address specified on the first page.

EE5-4

Within 60 days of receipt of a request for review of the disputed claim (in special circumstances, 120 days, by written notice to you), the Company will review the claim and advise you or your Beneficiary, in writing, of its determination. The Company’s decision on appeal will be final.

You must exhaust these procedures before bringing a lawsuit with respect to your benefits.

Assignment

The right of any participant or any other person to the payment of benefits under the ERISA Excess Plan shall not be assigned, transferred, pledged or otherwise encumbered.

Amendment and Termination

The Company reserves the right to amend, modify or terminate the ERISA Excess Plan at any time. Any such action by the Company shall not reduce the benefits you have accrued to the date of such action or change the time or form of payment of such benefits, except as may be permitted under Section 409A.

Governing Law

To the extent not preempted by ERISA, the ERISA Excess Plan shall be governed by the laws of the State of New York.

Glossary

A “qualified plan” is a funded plan that is afforded favorable tax treatment because it meets specific requirements of the Code. Qualified plans must cover a broad spectrum of employees and there are limits on benefits and contributions. Distributions from qualified plans can be rolled over into IRAs or other employer sponsored plans. Examples of qualified plans are 401(k) plans, cash balance plans and defined benefit pension plans.

A “nonqualified plan” is an unfunded plan where the participants rely on the promise of the employer to pay benefits at a future date. Benefits are not protected from claims by a company’s creditors. Nonqualified plans are subject to different IRS coverage rules than qualified plans and there are no limits to benefits and contributions. Distributions from nonqualified plans cannot be rolled over into IRAs or other employer-sponsored plans. Examples of nonqualified plans are deferred compensation plans and excess plans.

“FICA” means Social Security and Medicare taxes.

The “Account Balance Plan” (formerly known as the Cash Balance Plan) is a qualified retirement plan maintained by Ogilvy & Mather. Its official name is the Ogilvy & Mather Account Balance Defined Benefit Pension Plan. Under the Account Balance Plan, eligible employees receive a Company contribution of 10% of their eligible compensation. For distributions paid on and after January 1, 2008, an employee must have three (3) years of service to have a non-forfeitable right to this benefit. Distributions cannot be made unless the employee has 20 years of service or is at least age 55.

The “Code” means the Internal Revenue Code of 1986, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, which was established to protect the interests of retirement plan participants and their beneficiaries.

EE5-5